SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") -International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the New York Stock Exchange, and Lundin Mining’s Swedish Depository Receipts trade on the OMX Nordic Exchange ("OMX") in Stockholm. Most companies that trade on the OMX are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, have been provided for in the purchase price allocation.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining estimates that the future cash flows from the Company’s assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values. Under IFRS, no impairment charge would be required.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax base value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions. However, under IAS 12, temporary tax differences on an asset purchase are not recognized.